Watts, Griffis and McOuat
Since 1962
CONSULTING GEOLOGISTS AND ENGINEERS

March 30, 2011

Primero Mining Corp.
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Securities Registries, Department of Justice, Government of the Northwest Territories
Registrar of Securities, Department of Justice, Yukon Territories
Superintendent of Securities, Government of Nunavut, Legal Registries Division
Toronto Stock Exchange

Dear Sirs/Mesdames:

Re: Consent under NI 43-101 for the Technical Report prepared for Primero Mining Corp. (the "Company")

I, Velasquez Spring, P.Eng., Senior Geologist of Watts, Griffis and McOuat Limited, am the author of the technical report entitled "*Technical Report on the Tayoltita, Santa Rita and San Antonio Mines, Durango, Mexico for Primero Mining Corporation*" dated March 11, 2011 (the "**Report**"), and consent to the filing of the Report with the regulatory authorities referred to above and to the inclusion of extracts from, or a summary of, the Report in the annual information form of the Company dated March 30, 2011 (the "**Annual Information Form**").

I confirm that I have read the Annual Information Form being filed with the securities regulatory authorities referred to above and it fairly and accurately represents the information in the Report that supports the disclosure.

Sincerely,

Velasquez Spring, P.Eng.
Senior Geologist

WATTS, GRIFFIS AND McOUAT LIMITED SUITE 400 - 8 KING STREET EAST, TORONTO, CANADA, M5C 1B5
TEL: (416) 364-6244 FAX: (416) 864-1675 EMAIL: info@wgm.ca WEB: www.wgm.ca